082-02636

07026565

RECEIVED

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/18

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

September 5, 2007

12(g) No. 82-2636
Symbol CRN-T

54.3g/t Gold Over 3.4 Metres Intersected at Porcher Island

September, 2007 – Vancouver, British Columbia – Cross Lake Minerals Ltd. (**"Cross Lake"**) is pleased to announce that diamond drill hole CL-07-29 from the diamond drilling program on the Porcher Island Property (the "Property") intersected **54.3g/t gold over 3.4 metres** in one of three distinct zones of high grade gold mineralization. The Property is located in the Skeena Mining Division, 35 kilometers south-southwest of Prince Rupert, British Columbia.

Diamond Drill Hole CL-07-29 was one of several holes drilled to confirm the grade and continuity of the AT Zone. The following table summarizes the significant results from drill hole CL-07-29:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-07-29	61.60	62.80	1.20	31.1
and	190.19	195.96	4.97	10.9
and	**205.33**	**208.73**	**3.40**	**54.3**

Note: True width is estimated to be 70 to 75% of the drilled intervals

Drill hole CL-07-29 was located to expand and confirm the high grade gold mineralization within the AT Zone. The positive results to date from the AT Zone drilling, including hole 29 and the discovery and delineation of the Cedar Vein have served to further confirm the development potential at Porcher Island. The logging and sampling of the balance of the drill holes from the recent drill program is now completed and the results are expected over the next few weeks.

As previously reported by the Company, from 1975 to 1988, extensive exploration of the AT Zone resulted in a drill outlined mining reserve of 623,095 tons grading (cut and diluted) 0.20 oz/t gold over an average mining width of 11 feet (News Release Dated November 22, 2005). The exploration results and resources referred to above are historical in nature and were compiled before NI-43-101. Cross Lake has not independently analyzed the results of the previous exploration therefore the historical results should not be relied upon. Cross Lake believes these historical results provide an indication of the potential of the Property and are relevant to ongoing exploration. The drilling conducted in 2007 has to date continued to expand the known areas of gold mineralization both within the AT Zone and resulted in the discovery of the Cedar Vein Zone. As a result of the success of this program a wider surface exploration program in underway and the Company has made the decision to proceed with further technical studies including engineering, metallurgy, environmental and scoping analysis.

The initial phase of the surface program of geochemical sampling using conventional versus the Mobile Metal Ion (MMI) technique has now been completed and the analysis is now underway and the compilation and interpretation of the historic and current data is ongoing. Following the receipt of the final results from the diamond drilling and surface exploration program a second drilling program will be undertaken to continue to expand the historic resource base and the overall potential of the Property.

.../Cont'd

Assaying is completed at ACME Analytical Laboratories Ltd. using initial fire assaying (Group 3B) followed by metallic gold assay of samples greater than 5g/t gold. Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo., who has prepared the contents of this press release. Cross Lake is operator of the Project and holds a 65% working interest with Joint Venture Partner Imperial Metals holding a 35% working interest.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

END